FORM 4


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section  16(a) of the  Securities  and  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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
1. Name and Address of Reporting Person                 2.       Issuer Name and  Ticker or Trading Symbol

Barnes      John          R.                                     Kaneb Services LLC (KSL)
---------------------------------------------------------- -------------------------------------------------------------------------
2435 N. Central Expwy., Suite 700  3. IRS or Social Se-   4. State for Month/Year     6.  Relationship of Reporting Person to Issuer
                                      curity Number of                                    (Check all applicable)
                                      Reporting Person               07/01               X    Director         ________ 10% Owner
                                        (Voluntary)
---------------------------------------------------------- -------------------------------------------------------------------------
Richardson  Texas  75080                                  5. If Amendment,
                                                             Date of Original            X    Officer (give    ________ Other
                                                                                                title below)
                                                              (Month/Year)               President and CEO
---------------------------------------------------------- -------------------------------------------------------------------------


                               Table I -- Non-Derivative Acquired, Disposed of, or Beneficially Owned Securities
---------------------------------------------------------- ----------- ------------- ------------------ ------------ -----------
1.  Title of Security                                      2.Trans     3.  Trans-    4.  Securities     Acquired (A)
      (Instr. 3)                                              action        action        Disposed      of (D)
                                                              Date          Code         (Instr.
                                                             (Month/                      3,4,5)
                                                              Day/        (Instr.8)
                                                              Year)

                                                                                     ------------------ ------------ -----------
                                                                                          Amount        (A) or (D)     Price
---------------------------------------------------------- ----------- ------------- ------------------ ------------ -----------


---------------------------------------------------------- ----------- ------------- ------------------ ------------ -----------


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

Table I--Non-Derivative Acquired, Disposed of, or Beneficially Owned Securities
Continued

5.  Amount of          6.Ownership      7. Nature
    Securities           Form:             of
    Beneficially Owned   Direct (D)        Indirect
    at End of Month      Or                Benefi-
   (Instr. 3 and 4)      Indirect (I)      cial
                         (Instr. 4)        Ownership
                                           (Instr. 4)


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



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Over)                                                 (Print of Type Responses)


Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1.  Title of             2.Con     3. Trans  4.Trans     5.Number of          6.  Date         7.  Title and Amount of Securities
    Derivative           version    action   action       Derivative           Exercisable        Underlying Derivative Security
     Security            or Exer    Date     Code         Securities Acquired  and                   (Instr. 4)
     (Instr. 4)          cise       (Month/  (Instr 8)    (A) or Disposed of   Expiration
                         Price of   Day/                  (D)                  Date
                         Deriva-    Year)                 (Instr. 3,4,5)       (Month/Day/
                         tive                                                     ear)
                         Security
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                                              Code   V      (A)        (D)    Date     Expiration            Title      Amount of
                                                                              Exer-    Date                             Number of
                                                                              cisable                                   Shares

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Options                   $14.330   07/24      S                    300,000     (1)    07/19   Common shares               300,000
(right to buy)                      2001                                               2011

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Options                    $5.515   07/24      S                       38,053   (2)    08/15   Common shares               38,053
(right to buy)                      2001                                               2006

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Options                    $9.526   07/24      S                       65,818  08/15   08/09   Common shares               65,818
(right to buy)                      2001                                        2001   2008

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


Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
Continued

--------------------------------------------------------------------------------
8. Price     9.Number of  10.Ownership  11.Nature
   of          Deri-        Form of     of Indirect
Derivative     vative       Deriv-      Beneficial
Security       Securities   ative       Ownership
(Instr. 5)     Direct (D)   Security    (Instr. 5)
Beneficially   Or Indirect
Owned at the   (I)(Instr. 5)
end of Month
-----------------------------------------------------

   $0.46          -0-          --          --

-----------------------------------------------------

   $4.84          -0-          --          --

-----------------------------------------------------

   $1.76          -0-          --          --

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

Explanation of Responses:

(1) Exercisable at the rate of 100,000 shares per year commencing July 19, 2002, subject to other conditions.

(2) Vesting occurs at the rate of 1/3 of the total number of options on each of 8/16/99, 8/16/00 and 8/16/01, subject to certain conditions.









         //s//                                                  August 2, 2001
-------------------------------                                 ----------------
**Signature of Reporting Person                                    Date
                             Confirming Statement

**Intentional misstatements or missions of facts constitute Federal Criminal Violations.

See  18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient See Instruction 6 for procedure. (Instr.7(a)).

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